Exhibit 99.1

Forward Pharma Announces Completion of Corporate Restructuring Plan

COPENHAGEN, Denmark, Nov. 22, 2017 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“Forward Pharma”) today announced the completion of its previously announced corporate restructuring plan (the “Restructuring”) substantially in the form set forth in Appendix D to the Settlement and License Agreement, dated January 17, 2017, by and among Forward Pharma, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. (collectively, “Biogen”) and certain other parties named therein (the “License Agreement”).

The intellectual property of Forward Pharma that is the subject of the License Agreement (the “Licensed Intellectual Property”) has since June 30, 2017 been owned and controlled by FWP IP ApS, a Danish limited liability company, provided that Forward Pharma and Biogen continue to each have the authority to control the filing, prosecution, maintenance, defense and enforcement of specified Licensed Intellectual Property, in each case in accordance with the terms of, and to the extent such authority is granted to such party in, the License Agreement and restructuring agreements. The capital stock of FWP IP ApS has now been transferred to a newly formed Danish limited liability company, FWP HoldCo ApS, owned and controlled by a newly formed independent Danish foundation. The board of directors of the foundation and FWP HoldCo ApS consists of three members, comprised of one independent member and one member appointed by each of Forward Pharma and Biogen. All actions of the foundation and FWP HoldCo ApS require the unanimous approval of its board of directors.

The foregoing summary of the Restructuring above does not purport to be complete and is subject to, and qualified in its entirety by, the full texts of the restructuring agreements, which were filed as exhibits to Forward Pharma’s semi-annual report for the period ended June 30, 2017. Forward Pharma shareholders are urged to read the restructuring agreements and the License Agreement in their entirety as well as other risk factors as outlined in the annual report for the year ended December 31, 2016, as filed under a form 20-F with the SEC.

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of FP187, a proprietary formulation of dimethyl fumarate (DMF) for the treatment of inflammatory and neurological indications. The Company granted to Biogen an irrevocable license to all of its IP through the recent Settlement and License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017, with the return of EUR 917.7 million to shareholders through a capital reduction in September 2017. The Company has the opportunity to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, successfully appealing the U.S. interference and a favorable outcome in Europe with respect to the EP2801355 opposition proceeding.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on NASDAQ Stock Market (FWP). For more information about the Company, please visit our website at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Dr. Claus Bo Svendsen, Chief Executive Officer
Investor Relations
investors@forward-pharma.com

The Trout Group
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942